UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Date of Report: November 1, 2019

(Date of earliest event reported)

Mythic Collection, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-3427237
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Mythic Markets, Inc.

16 Lagoon Court

San Rafael, CA 94903

(Full mailing address of principal executive offices)

415-335-6370

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Interests in individual Series of a Limited Liability Company

Item 6. Change in Control of Issuer

On November 1, 2019, the Company closed its Series know as MTG-ABL90 and accepted subscription agreements from Series Members. The Series Interests sold for a total of $90,000 at $45 per Interest each. 123 investors purchased the Interests including the named insiders and related parties below. $81,550 which includes a $2,550 sourcing fee was paid to Mythic Markets, Inc. as payment for the purchase of the asset, the Magic the Gathering: Alpha Black Lotus card. $8,450 remains with the Company for future expenses and reserves as identified in the section entitled Use of Proceeds in the Company's Offering Circular.

Of the total sold, certain officers and directors of the Manager, Mythic Markets, Inc., or family members of the management team also bought Interests in accordance with the chart below.

Shareholder Name	Relationship	Number of Shares
Joseph Majavuthivanij	CEO	201
Tony Tran	CTO	121
Theodore Stifel	CFO	22
Nikhil Talreja	General Counsel	100
Debra Lin	Head of Product	100
Marilyn Mahavuthivanij	Mother of CEO	200

Item 9. Other Information

The Company is providing a copy of the final, executed Purchase and Sale Agreement as well as the amended Subscription Agreement.

Exhibits

Name	No.
Subscription Agreement	4.1
Purchase and Sale Agreement	6.4

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mythic Collection, LLC

Date: November 4, 2019	By:	/s/ Joseph Mahavuthivanij
Joseph Mahavuthivanij
CEO

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